03011032

RECEIVED FEB 2 8 2003 187

T313

CM

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
52009

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FOLIO*fn* Investments, Inc.

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

8000 Towers Crescent Drive, Suite 1600
(No. and Street)

Vienna	Virginia	22182
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas W. Clegg — (703) 245-4816
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG LLP

(ADDRESS) 111 South Calvert Street	Baltimore	Maryland	21202
Number and Street	City	State	Zip Code

CHECK ONE:
X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas W. Clegg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of FOLIOfn Investments, Inc., as of December 31, 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer except as follows:

Signature

VP

Title

Notary Public

My Commission Expires December 31, 2003

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital..
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- X (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

111 South Calvert Street
Baltimore, MD 21202

Independent Auditors' Report

Board of Directors
FOLIO*fn* Investments, Inc.:

We have audited the accompanying statement of financial condition of FOLIO*fn* Investments, Inc. (the Company) as of December 31, 2002 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of FOLIO*fn* Investments, Inc. as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

KPMG LLP

January 27, 2003

FOLIO*fn* INVESTMENTS, INC.

Statement of Financial Condition

December 31, 2002

Assets		
Cash and cash equivalents	$	5,490,969
Cash segregated under federal and other regulations		2,580,000
Deposits with clearing organizations		723,125
Receivable from customers		131,868
Corporate equity securities owned, at market value		326,530
Prepaid expenses and other assets		255,283
Total assets	$	9,507,775
Liabilities and Stockholder's Equity		
Liabilities:		
Payable to customers	$	2,913,816
Payable to broker-dealers and clearing organizations		409,820
Accounts payable and accrued expenses		216,967
Due to Parent		512,980
Deferred revenue		427,438
Total liabilities		4,481,021
Commitments and contingencies		
Stockholder's equity:		
Common stock, $0.0001 par value. Authorized, issued, and outstanding 1,000 shares		1
Additional paid-in capital		26,421,694
Accumulated deficit		(21,394,941)
Total stockholder's equity		5,026,754
Total liabilities and stockholder's equity	$	9,507,775

See accompanying notes to statement of financial condition.

(1) Organization

FOLIO*fn* Investments, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The effective date of the Company's registration as a broker-dealer was December 21, 1999. The Company is a Virginia corporation that is a wholly owned subsidiary of FOLIO*fn*, Inc. (Parent).

In January 2000, the Company reorganized from a Delaware limited liability company to a Virginia corporation. The Company's board of directors approved an Agreement and Plan of Merger (the Merger) dated January 10, 2000 which provided for the merger of *folio*Trade Brokerage, LLC, with and into FOLIO*fn* Investments, Inc., with FOLIO*fn* Investments, Inc. as the surviving corporation. The merger was effective on January 10, 2000.

(2) Summary of Significant Accounting Policies

A summary of significant accounting policies consistently applied in the preparation of the accompanying statement of financial condition follows.

(a) Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which provides execution of principal and agency transactions over the internet.

(b) Cash and Cash Equivalents

Cash and cash equivalents are stated at cost, which approximates market, and consist of cash, money market funds, and short-term investments with original maturities of less than 90 days.

(c) Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Customers' securities transactions are reported on a settlement date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are reported net on the statement of financial condition.

Marketable securities are reported at market value.

(d) Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. However, deferred tax assets are recognized only to the extent that it is more likely than not that they will be realized based on consideration of available evidence. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(Continued)

Deferred tax assets at December 31, 2002 consist primarily of net operating loss carryforwards and start-up costs. The Company has provided a valuation allowance for the full amount of the deferred tax assets at December 31, 2002.

(e) Use of Estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statement. Actual results could differ from those estimates.

(3) Cash Segregated Under Federal and Other Regulations

Cash of $2,580,000 has been segregated in a special reserve bank account for the benefit of customers under SEC Rule 15c3-3. On January 2, 2003, the Company deposited an additional $665,000 into this account.

(4) Receivable from and Payable to Customers

Receivable from customers includes membership fees billed but not collected by the Company. Payable to customers represents amounts owed to customers for cash in their accounts.

(5) Payable to Broker–Dealers and Clearing Organizations

Payables to brokers-dealers include amounts which are due upon delivery of securities to the Company. In the event the counterparty does not fulfill its contractual obligation to deliver these securities, the Company may be required to purchase the securities at prevailing market prices to satisfy its obligations.

(6) Related Party Transactions

Through an informal agreement with Parent, the Company is allocated certain operating expenses including occupancy, communications and data processing, advertising, and employee benefits. At December 31, 2002, the amount due to Parent was $512,980.

(7) Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (the Rule). The Company has elected the alternative method of compliance allowed under the rule whereby "required net capital," as defined, is the greater of 2% of "aggregate debit items," as defined, arising from customer transactions or $250,000. The Rule prohibits the Company from engaging in any securities transactions should its "net capital" fall below required amounts and may require the Company to restrict its business activities if its net capital falls below amounts defined in the Rule. In computing net capital, items not readily convertible into cash are generally excluded, and the Company's position in marketable securities is valued below current market quotations. Net capital and related excess net capital may fluctuate daily. At December 31, 2002, the Company's net capital was $4,618,725 which exceeded the Rule requirements by $4,368,725.

(8) Financial Instruments with Off-Balance-Sheet Risk and Concentrations of Credit Risk

As a securities broker, the Company executes and settles various securities transactions for its own account, for individual customers and with other brokers (counterparties). These activities may expose the Company to off-balance-sheet and credit risks if counterparties to these transactions are unable to fulfill their contractual obligations.

In accordance with industry practice, customers and other brokers are not required to deliver cash or securities to the Company until settlement date, which is generally three business days after trade date. In volatile securities markets, the price of a security associated with a transaction could widely fluctuate between the trade date and settlement date. The Company is exposed to risk of loss should any counterparty to a securities transaction fail to fulfill its contractual obligations, and the Company is required to buy or sell securities at prevailing market prices.

Payables to customers and brokers and dealers include amounts which are due upon delivery to the Company of underlying securities. If the counterparty to any of these transactions does not deliver the associated securities, the Company may be required to purchase securities at prevailing market prices in excess of the liability recorded in the statement of financial condition.

The Company controls the above risks through a variety of reporting and control procedures. The Company's customer securities activities are all transacted on a cash basis. The Company requires that customers have sufficient cash deposited in their accounts to cover purchase transactions before such transactions are executed.

(9) Fair Value of Financial Instruments

The financial instruments of the Company are reported in the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

* * * * * * *

As required by the Securities and Exchange Commission, the Company's statement of financial condition as of December 31, 2002 filed pursuant to Rule 17a-5 is available for examination and copying at the Company's principal office and at the regional office of the Commission in Philadelphia, Pennsylvania.

KPMG

111 South Calvert Street
Baltimore, MD 21202

Independent Auditors' Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5

Board of Directors
FOLIO*fn* Investments, Inc.:

In planning and performing our audit of the financial statements of FOLIO*fn* Investments, Inc. (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

KPMG LLP

January 27, 2003